Exhibit 6.16

RETENTION PAYMENT AND
RESTRICTIVE COVENANTS AGREEMENT

THIS RETENTION PAYMENT AND RESTRICTIVE COVENANTS AGREEMENT (the “Agreement”) is made on the 17th day of July, 2015 (the “Effective Date”) by and between CBC National Bank, a national banking association (the “Employer”), and Scott Curtis (the “Employee”).

INTRODUCTION

WHEREAS, the Employee is a key employee providing valuable services to the Employer.

WHEREAS, the Employer is evaluating its strategic alternatives regarding the Employer’s future business plans and, during that process, desires to provide the Employee with a compensatory incentive to continue in the employ of the Employer and to continue to provide those services, in each case at satisfactory performance levels, to any successor to the Employer during a specified transition period following a change in control transaction.

WHEREAS, the Employer believes that the Employee’s opportunity to receive the retention payment provided herein will protect the value of the Employer’s business to be acquired by any successor.

WHEREAS, the Employee is willing to be bound by the terms of the restrictive covenants set forth herein as a condition to receiving this retention payment opportunity.

NOW, THEREFORE, in consideration of the opportunity of the Employee to earn the retention payment on the terms and conditions set forth herein, the mutual covenants, promises, and conditions set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree, effective as of the Effective Date, as follows:

1.           Term of Agreement. This Agreement shall continue in effect from the Effective Date until the last day of the Retention Period, subject to earlier termination: (a) in the event of the Employee’s Termination of Employment prior to the last day of the Retention Period; or (b) upon and in the event of any failure by the Employee to satisfy continuously from and after the Effective Date the conditions set forth in Subsections (b) and (c) of Section 2.

2.           Retention Payment Opportunity. In exchange for the Employee’s agreement to be bound under this Agreement, the Employer, or its successor, shall pay the Employee an amount equal to Sixty-Two Thousand and No/100 Dollars ($62,000.00) (the “Retention Payment”), which shall be paid to the Employee in a single lump sum payment in cash or cash equivalents, provided the Employee has satisfied the following conditions:

(a)           the Employee has remained in the continuous employ of the Employer and any successor (i) throughout the Retention Period; or (ii) if earlier, through the effective date of any earlier involuntary Termination of Employment effected without Cause by the Employer, or its successor;

(b)           the Employee has received periodic performance ratings of no less than “meets” expectations (or comparable rating under any successor performance grading system then employed by the Employer) for each performance period ending prior to the date that the Retention Payment would otherwise become payable;

(c)           the Employee treats as confidential the fact of the existence of this Agreement and its terms and conditions; and

(d)           in the event the Retention Payment becomes payable by reason of an involuntary Termination of Employment without Cause prior to the last day of the Retention Period, the Employee executes within such period of time following the Termination of Employment as is permitted by the Employer (and not timely revoke during any revocation period provided pursuant to such release) a release in the form provided by the Employer, which form shall be reasonable and consistent with customary practices in the banking industry.  The Employer shall provide the release to the Employee in sufficient time so that if the Employee timely executes and returns the release, the revocation period will expire no later than sixty (60) days following the effective date of the Termination of Employment.

If the Retention Payment becomes payable by reason of the Employee remaining in the continuous employment of the Employer through the last day of the Retention Period, the Retention Payment shall be made on the first regular pay date of the Employer, or its successor, following the last day of the Retention Period.  If the Retention Payment becomes payable by reason of the Employee’s involuntary Termination of Employment without Cause prior to the last day of the Retention Period, the Retention Payment shall be made on the sixtieth (60th) day following the effective date of the Termination of Employment.

In the event the Employee fails to satisfy any one or more of the foregoing conditions, the Employer shall be relieved of its obligation to pay the Retention Payment.  For purposes of Clause (a)(ii) of this Section 2, other than an involuntary Termination of Employment without Cause, a Termination of Employment is a disqualifying event regardless of the reason for the termination, including a termination due to death or Disability.

3.           Agreements Not to Disclose.

(a)           The Employer considers the existence of this Agreement and its terms and conditions to be confidential information.  If the Employer determines that the Employee has shared this information with others, other than the members of the Employee’s immediate family and legal and financial advisors, the Employee will forfeit the opportunity to receive the Retention Payment.

(b)           Employee recognizes and acknowledges that the Trade Secrets and Confidential Information of the Employer and any Affiliates (collectively, the “Employer Information”), as they may exist from time to time, are valuable, special and unique assets of the Employer’s business.  All Employer Information received or developed by the Employee while employed by the Employer will remain the sole and exclusive property of the Employer.  Employee further acknowledges that access to such Employer Information is essential to the performance of Employee’s duties as an employee of the Employer and any Affiliates.  Therefore, in order to maintain access to such Employer Information, Employee agrees:  (a) to hold Employer Information in strictest confidence; (b) not to use, duplicate, reproduce, distribute, disclose or otherwise disseminate Employer Information or any physical embodiments of Employer Information except in furtherance of the Employer’s business; and (c) not to take any action causing or fail to take any action necessary in order to prevent any Employer Information from losing its character or ceasing to qualify as Confidential Information or a Trade Secret.  In the event that the Employee is required by law to disclose any Employer Information, the Employee will not make such disclosure unless (and then only to the extent that) the Employee has been advised by independent legal counsel that such disclosure is required by law and then only after prior written notice is given to the Employer when the Employee becomes aware that such disclosure has been requested and is required by law.

The provisions of this Section 3(b) will apply to Employer Information disclosed by the Employer or any Affiliates or developed by the Employee while employed or engaged by the Employer prior to or after the date hereof during Employee’s employment by the Employer or any Affiliates.

The provisions of this Section 3 continue to apply following termination of this Agreement for so long as permitted by the governing law.

4.           Return of Property.  Employee acknowledges, warrants and agrees that Employee will return to the Employer all Employer Information, including, without limitation, documents, drawings, manuals, specifications, notes, computer programs, and other proprietary materials, and any copies or excerpts thereof, and any other property, client lists, client contracts, files or documents obtained as a result of Employee’s employment with the Employer and any Affiliates immediately upon the Employee’s Termination of Employment.

5.           Non-Competition and Non-Solicitation Provisions.

(a)           The Employee agrees that during the Applicable Period, the Employee will not (except on behalf of or with the prior written consent of the Employer), within the Area, either directly or indirectly, on the Executive’s own behalf or in the service or on behalf of others, perform for any Competing Business any services which are the same as or essentially the same as the services the Employee provided for the Employer.  The Employer acknowledges and agrees that the Business of the Employer is conducted in the Area.

(b)   The Employee agrees that during the Applicable Period, the Employee will not (except on behalf of or with the prior written consent of the Employer) on the Employee’s own behalf or in the service or on behalf of others, solicit, divert or appropriate or attempt to solicit, divert or appropriate, any business from any of the Employer’s customers within the Area with whom the Employee has or had Material Contact for purposes of providing products or services that are competitive with those provided by the Employer.

(c)   The Employee agrees that during the Applicable Period, the Employee will not (except on behalf of or with the prior written consent of the Employer) on the Employee’s own behalf or in the service or on behalf of others, solicit, recruit or hire away or attempt to solicit, recruit or hire away, any employee of the Employer with whom the Employee worked during the last twelve (12) months of the Employee’s employment with the Employer, whether or not such employee is a full-time employee or a temporary employee of the Employer, such employment is pursuant to written agreement, for a determined period, or at will.

(d)   In the event that this Section 5 is determined by a court which has jurisdiction to be unenforceable in part or in whole, the court shall be deemed to have the authority to strike any unenforceable provision, or any part thereof or to revise any provision to the minimum extent necessary to be enforceable to the maximum extent permitted by law.

6.           Remedies and Enforceability. The Employee agrees that the covenants, agreements, and representations contained in Sections 3(b), 4 and 5 hereof are the essence of this Agreement; that each of such covenants are reasonable and necessary to protect and preserve the interests and properties of the Employer; that irreparable loss and damage will be suffered by the Employer should the Employee breach any of such covenants and agreements; that each of such covenants and agreements is separate, distinct and severable not only from the other of such covenants and agreements but also from the other and remaining provisions of this Agreement; that the unenforceability of any such covenant or agreement shall not affect the validity or enforceability of any other such covenant or agreements or any other provision or provisions of this Agreement; and that, in addition to other remedies available to it, the Employer shall be entitled to seek both temporary and permanent injunctions to prevent a breach or contemplated breach by the Employee of any of such covenants or agreements and shall be relieved of its obligation to make any and all payments to the Employee that otherwise are or may become due and payable to the Employee pursuant to Section 2.  The Employer and the Employee agree that all remedies available to the Employer shall be cumulative.  The existence of any claim, demand, action or cause of action of the Employee against the Employer shall not constitute a defense to the enforcement by the Employer of any of the covenants or agreements herein.

7.           Employment.  Nothing in this Agreement shall be construed as a contract of employment, either express or implied, between the Employee and the Employer and either or both of the parties shall have the right to terminate the employment relationship at any time for any reason.

8.           Severability.  The parties agree that each of the provisions included in this Agreement is separate, distinct, and severable from the other and remaining provisions of this Agreement, and that the invalidity or unenforceability of any Agreement provision shall not affect the validity or enforceability of any other provision or provisions of this Agreement.  Further, if any provision of this Agreement is ruled invalid or unenforceable by a court of competent jurisdiction because of a conflict between such provision and any applicable law or public policy, such provision shall be valid and enforceable to the extent such provision is consistent with such law or public policy.

9.           Waiver.  The waiver by the Employer of any breach of this Agreement by the Employee shall not be effective unless in writing, and no such waiver shall operate or be construed as a waiver of the same or another breach on a subsequent occasion.

10.         Notice.  All notices, requests, waivers and other communications required or permitted hereunder shall be in writing and shall be either personally delivered, sent by reputable overnight courier service or mailed by first class mail, return receipt requested, to the recipient at the address below indicated:

If to the Employer:	CBC National Bank Attn: Chief Executive Officer 1891 South 14th Street Fernandina Beach, FL 32034

If to the Employer:	The address most recently on file with the Employer.

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.  All such notices, requests, waivers and other communications shall be deemed to have been effectively given:  (a) when personally delivered to the party to be notified; (b) when sent by confirmed facsimile to the party to be notified; (c) five (5) business days after deposit in the United States Mail postage prepaid by certified or registered mail with return receipt requested at any time other than during a general discontinuance of postal service due to strike, lockout, or otherwise (in which case such notice, request, waiver or other communication shall be effectively given upon receipt) and addressed to the party to be notified as set forth above; or (d) two (2) business days after deposit with a national overnight delivery service, postage prepaid, addressed to the party to be notified as set forth above with next-business-day delivery guaranteed. A party may change its or his notice address given above by giving the other party ten (10) days’ written notice of the new address in the manner set forth above.

11           Survival. The obligations of the parties pursuant to Sections 2 (if applicable), 3(b), 4 and 5 shall survive the Employee’s Termination of Employment and the termination of this Agreement for the period contemplated under each of those respective sections.

12.           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.  The parties agree that any state court located in Nassau County, Florida or federal court located in the Middle District of Florida shall have jurisdiction of any case or controversy arising under or in connection with this Agreement and shall be a proper forum in which to adjudicate such case or controversy.  The parties consent to the jurisdiction of such courts.

13.           Entire Agreement. This Agreement embodies the entire agreement of the parties hereto relating to the subject matter hereof and supersedes all prior oral or written agreements relating to the subject matter hereof.

14.           Amendment.  This Agreement may not be modified, amended, supplemented or terminated except by a written instrument executed by the parties hereto.

15.           Assignment.  This Agreement and the rights and obligations of the Employer hereunder may be assigned by the Employer and shall inure to the benefit of, shall be binding upon, and shall be enforceable by any such assignee. If the Agreement is assigned pursuant to the foregoing sentence, the assignment shall be by novation and the Employer shall have no further liability hereunder, and the successor or assign, as applicable, shall become the “Employer” hereunder, but the Employee will not be deemed to have experienced a Termination of Employment by virtue of such assignment.  This Agreement and the rights and obligations of the Employee hereunder may not be assigned by the Employee.

16.           Rights of Third Parties.  Nothing herein expressed is intended to or shall be construed to confer upon or give to any person, firm or other entity, other than the parties hereto and their permitted assigns, any rights or remedies under or by reason of this Agreement.

17.           No Set-Off by the Employee.  The existence of any claim, demand, action or cause of action by the Employee against the Employer whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by the Employer of any of its rights hereunder.

18.           Captions and Section Headings.  Except as set forth in Section 19 hereof, captions and Section headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing it.

19.           Definitions.  Capitalized terms that are not otherwise defined in this Agreement shall have the meanings ascribed to them below.

(a)           “Affiliate” means any person, firm, corporation, partnership, association or entity that, directly or indirectly, controls, is controlled by, or is under common control with the Employer.

(b)           “Applicable Period” means the period commencing as of the date of this Agreement and ending twelve (12) months after the Employee’s Termination of Employment.

(c)           “Area” shall mean the geographic areas encompassed by a 100-mile radius from the Employer’s location at 1891 South 14th Street, Fernandina Beach, Nassau County, Florida  32034.  It is the express intent of the parties that the Area as defined herein is the area where the Executive performs services on behalf of the Employer under this Agreement as of the Effective Date.

(d)           “Business of the Employer” means, during the Employee’s employment, any line of trade or business conducted by the Employer and/or any Affiliates as of the applicable date for which the Business of the Employer is being determined and, for any period following the Employee’s Termination of Employment, any line of trade or business conducted by the Employer and/or any Affiliates at the time of Employee’s Termination of Employment.

(e)           “Cause” shall mean the occurrence of any of the following events: (i) a material breach of the Employee’s obligations under this Agreement; (ii) willful insubordination or misconduct in the performance of, or gross inattention by the Employee to, the duties and responsibilities of the Employee’s position with the Employer (or its successor); (iii) any act by the Employee of fraud, dishonesty, disloyalty, misappropriation, embezzlement, or similar conduct against Employer (or its successor); (iv) arrest for, charged in relation to (by criminal information, indictment or otherwise), or conviction of the Employee of a crime involving breach of trust or moral turpitude or any felony; or (v) the habitual and disabling use by the Employee of alcohol or drugs.

(f)           “Change in Control” means a “change in the ownership of a corporation” or “a change in the ownership of a substantial portion of a corporation’s assets” within the meaning of Section 409A of the Internal Revenue Code in each case to the extent occurring after the Effective Date, provided, however, that for purposes of determining a “substantial portion of the assets of a corporation,” “eighty-five percent (85%)” shall be used instead of “forty percent (40%).”  For purposes of the preceding sentence, “a corporation” refers to Coastal Banking Company, Inc.  Notwithstanding the foregoing, in the event of a merger, consolidation, reorganization, share exchange or other transaction as to which the holders of the capital stock of Coastal Banking Company, Inc. before the transaction continue after the transaction to hold, directly or indirectly through a holding company or otherwise, shares of capital stock of Coastal Banking Company, Inc. (or other surviving company) representing more than fifty percent (50%) of the value or ordinary voting power to elect directors of the capital stock of Coastal Banking Company, Inc. (or other surviving company), such transaction shall not constitute a Change in Control, to the extent consistent with Section 409A of the Internal Revenue Code.

(g)           “Competing Business” shall mean any entity (other than the Employer and its Affiliates) that is conducting business that is the same or substantially the same as the Business of the Employer.

(h)           “Confidential Information” means data and information: (1) relating to the Business of the Employer, regardless of whether the data or information constitutes a Trade Secret; (2) disclosed to the Employee or of which the Employee became aware of as a consequence of the Employee’s relationship with the Employer and/or any Affiliates; (3) having value to the Employer and/or any Affiliates; (4) not generally known to competitors of the Employer and/or any Affiliates; and (5) which includes trade secrets, methods of operation, names of customers, price lists, financial information and projections, route books, personnel data, and similar information; provided, however, that such term shall not mean data or information (A) which has been voluntarily disclosed to the public by the Employer and/or any Affiliates, except where such public disclosure has been made by the Employee without authorization from the Employer and/or any Affiliates; (B) which has been independently developed and disclosed by others; or (C) which has otherwise entered the public domain through lawful means.

(i)           “Determination Date” means (1) during Employee’s employment, the date for which compliance with Section 5 is being determined, and (2) following Employee’s Termination of Employment, the date of Employee’s Termination of Employment.

(j)           “Disability” shall mean that the Employee suffers from a physical or mental disability or infirmity which would constitute a disability under an accident and health plan maintained by the Employer that provides income replacement benefits or, if the Employer does not maintain such a plan, the Employee’s inability to perform the essential functions of the Employee’s job with or without reasonable accommodation as a result of a physical or mental disability or infirmity which can be expected to last for a continuous period of not less than twelve (12) months.

(k)           “Material Contact” means the contact between the Employee and each customer or potential customer: (1) with whom or which the Employee dealt on behalf of the Employer and/or any Affiliates; (2) whose dealings with the Employer and/or any Affiliates were coordinated or supervised by the Employee; (3) about whom the Employee obtained Confidential Information in the ordinary course of business as a result of such Employee’s association with the Employer and/or any Affiliates; or (4) who receives products or services authorized by the Employer and/or any Affiliates, the sale or provision of which results or resulted in compensation, commissions, or earnings for the Employee within two years prior to the Determination Date.

(l)           “Retention Period” means the period beginning with the Effective Date and ending six (6) months following the effective date of a Change in Control.

(m)           “Termination of Employment” shall mean a termination of the Employee’s employment where either (1) the Employee has ceased to perform any services for the Employer and all affiliated companies that, together with the Employer, constitute the “service recipient” within the meaning of Section 409A of the Internal Revenue Code and the regulations thereunder (collectively, the “Service Recipient”) or (2) the level of bona fide services the Employee performs for the Service Recipient after a given date (whether as an employee or as an independent contractor) is reasonably expected to permanently decrease (excluding a decrease as a result of military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed six months, or if longer, so long as the Employee retains a right to reemployment with the Service Recipient under an applicable statute or by contract) to no more than twenty percent (20%) of the average level of bona fide services performed for the Service Recipient (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of service if the Employee has been providing services to the Service Recipient for less than 36 months).  For the avoidance of doubt, whether a Termination of Employment occurs will be made in accordance with Treasury Regulation 1.409A-1(b).

(n)           “Trade Secrets” means Employer information including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans or lists of actual or potential customers or suppliers which (1) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first shown above.

EMPLOYER: CBC NATIONAL BANK

By:	/s/ Charles K. Wagner

Title:	President

EMPLOYEE:

/s/ Scott Curtis
Scott Curtis